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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Subject Company (Issuer))

PDGI ACQUISITION CORP. (Offeror)
 JLL PHARMANET HOLDINGS, LLC (Parent of Offeror)
 JLL PARTNERS FUND V,  L.P.
JLL PARTNERS FUND VI, L.P.
(Name of Filing Persons)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717148100
(CUSIP Number of Class of Securities)

PDGI Acquisition Corp.
c/o JLL Partners, Inc.
450 Lexington Avenue, 31st Floor
New York, NY 10017
Attention: Peter M. Strothman
Tel: 212-286-8600
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven J. Daniels, Esq.
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
Tel: 302-651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$99,072,755	$3,894

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $5.00 net per share in cash by 19,814,551, which is the sum of (i) 19,797,146 shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc. ("PharmaNet") outstanding as of February 2, 2009, as represented by PharmaNet in the Merger Agreement (as defined herein) and (ii) 17,405 shares of common stock that PharmaNet expects to be issuable before the expiration of the Offer in connection with outstanding Restricted Stock Unit awards issued by PharmaNet, based on information provided by PharmaNet.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0000393.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by PDGI Acquisition Corp., a Delaware corporation ("Purchaser") to purchase all outstanding shares of common stock, par value $0.001 per share of PharmaNet Development Group, Inc., a Delaware corporation ("PharmaNet") and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the "Shares"), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2009 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to, and filed with, this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser's sole stockholder ("Parent"), Purchaser and PharmaNet, a copy of which is attached as Exhibit (d)(1) hereto, and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

        Purchaser and Parent are affiliates of JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V") and JLL Partners Fund VI, L.P., a Delaware limited partnership (together with JLL Fund V, the "Sponsors"). This Schedule TO is being filed on behalf of Purchaser, Parent and the Sponsors.

        Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The subject company and the issuer of the Shares subject to the Offer is PharmaNet Development Group, Inc., a Delaware corporation. Its principal executive office is located at 504 Carnegie Center, Princeton, New Jersey 08540, and its telephone number at such location is (609) 951-6800.

        (b)   This Schedule TO relates to the Shares. As disclosed by PharmaNet in its Schedule 14D-9, filed with the SEC on February 12, 2009 in connection with the Offer, as of February 10, 2009, there were 19,796,731 Shares issued and outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares traded set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a), (b), (c)  The filing persons of this Schedule TO are Purchaser, Parent and the Sponsors. The information regarding Purchaser, Parent and the Sponsors set forth in Section 9 ("Certain Information Concerning Purchaser, Parent and the Sponsors") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 3 ("Procedures for Tendering Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iv)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(v)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vi)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(viii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 2 ("Acceptance for Payment and Payment for Shares") and Section 3 ("Procedures for Tendering Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix)  Not applicable.

        (a)(1)(x)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(xi)  Not applicable.

        (a)(1)(xii)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 5 ("Material U.S. Federal Income Tax Consequences of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)   Not applicable.

        (b)   The information set forth in Section 8 ("Certain Information Concerning PharmaNet"), Section 9 ("Certain Information Concerning Purchaser, Parent and the Sponsors"), Section 10 ("Background of the Offer; Contacts with PharmaNet") and Section 11 ("Purpose of the Offer and Plans for PharmaNet; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1-7)  The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations") and Section 11 ("Purpose of the Offer and Plans for PharmaNet; Summary of the Merger Agreement and Certain Other Agreements") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)(d)  Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Not applicable.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)   The information set forth in Section 16 ("Fees and Expenses") and Section 10 ("Background of the Offer; Contacts with PharmaNet") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a),(b)  Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

        (a)   The consideration offered consists solely of cash;

        (b)   the offer is not subject to any financing condition; and

        (c)   the offer is for all outstanding securities of the subject class.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)  The information set forth in Section 10 ("Background of the Offer; Contacts with PharmaNet") and Section 11 ("Purpose of the Offer and Plans for PharmaNet; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth in Section 15 ("Certain Legal Matters") and Section 13 ("Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated February 12, 2009
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)	Joint Press Release, dated February 3, 2009, of PharmaNet and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)
(a)(1)(H)	Joint Press Release, dated February 12, 2009, of PharmaNet and Parent
(a)(1)(I)	Form of summary advertisement, published February 12, 2009 in The Wall Street Journal
(a)(5)	Section 262 of the DGCL
(d)(1)	Agreement and Plan of Merger, dated as of February 3, 2009, by and among Parent, Purchaser and PharmaNet (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)
(d)(2)	Confidentiality Agreement, dated as of December 1, 2008, by and between JLL Partners, Inc. and PharmaNet

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDGI ACQUISITION CORP.
By:	/s/ PAUL S. LEVY Name: Paul S. Levy Title: President
JLL PHARMANET HOLDINGS, LLC
By:	/s/ PAUL S. LEVY Name: Paul S. Levy Title: President
JLL PARTNERS FUND V, L.P.
By:	JLL Associates V, L.P.
Its:	General Partner
By:	JLL Associates, G.P. V, L.L.C.
Its:	General Partner
By:	/s/ PAUL S. LEVY Name: Paul S. Levy Title: Managing Member
JLL PARTNERS FUND VI, L.P.
By:	JLL Associates VI, L.P.
Its:	General Partner
By:	JLL Associates, G.P. VI, L.L.C.
Its:	General Partner
By:	/s/ PAUL S. LEVY Name: Paul S. Levy Title: Managing Member

Dated: February 12, 2009

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 12, 2009
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form
(a)(1)(G)	Joint Press Release, dated February 3, 2009, of PharmaNet and Parent (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)
(a)(1)(H)	Joint Press Release, dated February 12, 2009, of PharmaNet and Parent
(a)(1)(I)	Form of summary advertisement, published February 12, 2009 in The Wall Street Journal
(a)(5)	Section 262 of the DGCL
(d)(1)	Agreement and Plan of Merger, dated as of February 3, 2009, by and among Parent, Purchaser and PharmaNet (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PharmaNet with the Securities and Exchange Commission on February 3, 2009)
(d)(2)	Confidentiality Agreement, dated as of December 1, 2008, by and between JLL Partners, Inc. and PharmaNet

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX